UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 2)

Icagen, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

45104P500

(CUSIP Number)

Matthew Lepore Vice President and Corporate Secretary Chief Counsel-Corporate Governance Pfizer Inc. 235 E. 42nd Street New York, NY (212) 733-2323	Copy to: Steven A. Wilcox Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199 (617) 951-7319

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 2, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45104P500	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSON: Pfizer Inc. I.R.S. Identification Nos. of Above Persons (entities only): 13-5315170
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,067,015
	8.	SHARED VOTING POWER 4,617,045
	9.	SOLE DISPOSITIVE POWER 1,067,015
	10.	SHARED DISPOSITIVE POWER 4,617,045
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,684,060 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.9% (2)
14.	TYPE OF REPORTING PERSON* CO

(1)	Amount includes 4,617,045 shares accepted for purchase by Eclipse Acquisition Corp. on September 2, 2011 (see Item 3 for further details) and 1,067,015 shares owned by Pfizer Inc. as of September 2, 2011. As Eclipse Acquisition Corp. is a wholly-owned subsidiary of Pfizer Inc., Pfizer Inc. may be deemed to have beneficial ownership over such shares.
(2)	Calculation based on 8,900,163 shares outstanding as of September 2, 2011, which figure is based on information provided by Icagen, Inc.’s transfer agent.

CUSIP No. 45104P500	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSON: Eclipse Acquisition Corp. I.R.S. Identification Nos. of Above Persons (entities only): 30-0697471
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,617,045
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,617,045
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,617,045 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.9% (2)
14.	TYPE OF REPORTING PERSON* CO

(1)	Amount consists of 4,617,045 shares accepted for purchase by Eclipse Acquisition Corp. on September 2, 2011 (see Item 3 for further details). As a wholly-owned subsidiary of Pfizer Inc., Eclipse Acquisition Corp. shares the power to vote and dispose of the shares with Pfizer Inc.
(2)	Calculation based on 8,900,163 shares outstanding as of September 2, 2011, which figure is based on information provided by Icagen, Inc.’s transfer agent.

SCHEDULE 13D

Icagen, Inc.

This Amendment No. 2 (the “Second Amendment”) amends and supplements the statement on Schedule 13D originally filed by Pfizer Inc. (“Pfizer”) with the Securities and Exchange Commission on June 24, 2011, as amended on July 21, 2011 (the “Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D, as amended, is hereby amended and supplemented as follows:

This statement is also filed by Eclipse Acquisition Corp., a Delaware corporation (“Purchaser”). Purchaser is a wholly-owned subsidiary of Pfizer, was formed solely for the purpose of effecting the transactions contemplated by the Merger Agreement (as defined in Item 3), and has not engaged in any activities except in connection with such transactions. Purchaser’s principal business address is 235 E. 42nd Street, New York, NY 10017. Set forth on Schedule II hereto, which is incorporated herein by reference, is the name, business address, principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each of Purchaser’s directors and executive officers.

During the past five years, neither Purchaser, nor, to the knowledge of Purchaser, any of its directors and executive officers, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D, as amended, is hereby amended and supplemented as follows:

On September 2, 2011, Purchaser accepted for purchase approximately 4,617,045 Shares tendered and not withdrawn from the Offer (including approximately 688,100 shares subject to guarantees of delivery), for an aggregate consideration of $27,702,270, without interest thereon, less any applicable withholding and transfer taxes, including shares tendered by Venrock Associates and Venrock Associates II, L.P., and each of the executive officers and directors of Icagen pursuant to Tender and Voting Agreements. Purchaser acquired the Shares using capital provided by Pfizer.

Item 4.	Purpose of Transaction.

The final three paragraphs of Item 4 are hereby deleted and Item 4 is hereby amended and supplemented by inserting the following at the end of Item 4:

On September 6, 2011, Purchaser commenced a subsequent offering period of the Offer for all remaining untendered Shares pursuant to Rule 14d-11 of the Securities Exchange Act of 1934, as amended. The subsequent offering period will expire at 6:00 p.m., New York City time, on Monday, September 12, 2011, unless extended. Any Shares validly tendered during the subsequent offering period will be accepted immediately for payment, and tendering stockholders will thereafter promptly be paid the same offer price of $6.00 per share, paid to the seller in cash, without interest thereon, less any applicable withholding and transfer taxes, in accordance with the terms of the tender offer. The procedures for accepting the tender offer and tendering shares during the subsequent offering period are the same as those described for the tender offer in the offer to purchase, except that shares tendered during the subsequent offering period may not be withdrawn. In addition, no Shares validly tendered during the initial offering period may be withdrawn during the subsequent offering period.

Pfizer intends to acquire all the equity interest in Icagen by completing the Merger.

Pfizer intends to review Icagen’s business and corporate structure and reserves the right to change its plans and intentions at any time, as it deems appropriate.

If permitted by applicable law, subsequent to the completion of the subsequent offering period scheduled to end at
6:00 p.m., New York City time, on Monday, September 12, 2011, unless extended, and the Merger, Pfizer intends to delist the Shares from The NASDAQ Global Market.

Except as otherwise set forth in this Schedule 13D, Pfizer and the Purchaser have no present plans which are required to be disclosed under clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) As of September 2, 2011, Pfizer beneficially owns 5,684,060 Shares (including approximately 688,100 Shares subject to guarantees of delivery), representing 63.9% of the Shares outstanding and Purchaser beneficially owns 4,617,045 Shares (including approximately 688,100 shares subject to guarantees of delivery), representing 51.9% of the Shares outstanding, each including Shares tendered by Venrock Associates and Venrock Associates II, L.P., and each of the executive officers and directors of Icagen pursuant to Tender and Voting Agreements.

To the best of Pfizer’s and Purchaser’s knowledge as of the date hereof, none of Pfizer’s and Purchaser’s directors and executive officers named in Schedules I and II of the Schedule 13D owns any Shares.

(b) As of September 2, 2011, Pfizer has the power to vote or direct the vote of and the power to dispose or to direct the disposition of 5,684,060 Shares (including approximately 688,100 shares subject to guarantees of delivery), representing 63.9% of the Shares outstanding. Of the 5,684,060 Shares that Pfizer beneficially owns, Pfizer has the sole power to vote or direct the vote of and the power to dispose or direct the disposition of 1,067,015 Shares, and shared power to vote or direct the vote of and the power to dispose or direct the disposition of 4,617,045 Shares by virtue of the fact that Purchaser is a wholly-owned subsidiary of Pfizer. As of September 2, 2011, Purchaser has shared power to vote or direct the vote of and the power to dispose or to direct the disposition of 4,617,045 Shares (including approximately 688,100 shares subject to guarantees of delivery), representing 51.9% of the Shares outstanding.

(c) Except as set forth in this Schedule 13D, during the last sixty days, neither Pfizer nor Purchaser, nor to Pfizer’s or Purchaser’s knowledge, any of Pfizer’s or Purchaser’s directors or executive officers, has purchased or sold any Shares.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit 4 – Offer to Purchase for Cash, dated August 3, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Pfizer on August 3, 2011, as amended)

Exhibit 5 – Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Pfizer on August 3, 2011, as amended)

Exhibit 6 – Joint Filing Agreement between Pfizer Inc. and Eclipse Acquisition Corp. dated September 6, 2011

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: September 6, 2011

PFIZER INC.

By:	/s/ Bryan Supran
Name:	Bryan Supran
Title:	Senior Vice President
and Associate General Counsel

ECLIPSE ACQUISITION CORP.

By:	/s/ Andrew Muratore
Name:	Andrew Muratore
Title:	Vice President and Secretary

EXHIBIT INDEX

Exhibit	Description

1	Purchase Agreement, dated as of August 13, 2007, by and between Icagen and Pfizer (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Icagen on August 14, 2007) *

2	Agreement and Plan of Merger, dated July 20, 2011, by and between Pfizer and Icagen (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Icagen on July 20, 2011) *

3	Amendment to Purchase Agreement, dated July 20, 2011, by and between Pfizer and Icagen (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Icagen on July 20, 2011) *

4	Offer to Purchase for Cash, dated August 3, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Pfizer on August 3, 2011, as amended)

5	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Pfizer on August 3, 2011, as amended)

6	Joint Filing Agreement between Pfizer Inc. and Eclipse Acquisition Corp. dated September 6, 2011

*	Previously filed

SCHEDULE II

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of ECLIPSE ACQUISITION CORP.

ECLIPSE ACQUISITION CORP.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Eclipse Acquisition Corp. (“Eclipse”) are set forth below. The business address of each director and executive officer is c/o 235 East 42nd Street, New York, NY 10017. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

Ruth Mckernan

President of Eclipse. Senior Vice President of Pfizer since August 2010 and Chief Scientific Officer of Pfizer’s Neusentis Research Unit working on Pain & Sensory Research Unit since February 2011. Vice President in Pfizer Research from May 2005 to August 2010. Dr. Mckernan is a citizen of the United Kingdom.

Douglas E. Giordano

Director, Vice President of Eclipse. Senior Vice President, Worldwide Business Development of Pfizer since June 2010; Vice President, Worldwide Business Development of Pfizer from April 2007 to June 2010; Vice President, US Planning and Business Development of Pfizer from July 2005 to March 2007.

Sydney Hatten

Vice President of Eclipse. Tax Counsel at Pfizer since October 2009, Tax Counsel at Wyeth from December 2006 to October 2009. Akin Gump Strauss Hauer & Feld LLP, Tax Associate prior to December 2006.

Andrew Muratore

Director, Vice President & Secretary of Eclipse. Senior Corporate Counsel at Pfizer since June 2008. From September 2001 through June 2008, Mr. Muratore practiced at Covington & Burling LLP in New York.

William Roche

Vice President & Treasurer of Eclipse. Vice President of Pfizer Research & Development and Medical Finance since June 2009. Vice President, Research & Development Finance from August 2005 to June 2009. Mr. Roche joined Pfizer in 1991.

Bryan Supran

Vice President of Eclipse. Senior Vice President and Associate General Counsel of Pfizer Business Transactions since March 2011; Vice President and Associate General Counsel, Pfizer’s Legal Division from October 2009 until March 2011. Mr. Supran previously served as Vice President and Associate General Counsel at Wyeth from 2004 to 2009. Prior to joining Wyeth, he practiced at Ropes & Gray LLP in Boston and New York.